Final Term Sheet
Filed Pursuant to Rule 433
Registration Statement No. 333-275713
September 3, 2024
TARGET CORPORATION
4.500% Notes due 2034

Issuer:	Target Corporation (“Issuer”)

Type of Offering:	SEC registered (No. 333-275713)

Trade Date:	September 3, 2024

Settlement Date (T+3):	September 6, 2024

Listing:	None

Expected Long-term Debt Ratings:	Moody’s, A2; S&P, A; Fitch, A

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Title of Securities:	4.500% Notes due 2034 (the “Notes”)

Aggregate Principal Amount Offered:	$750,000,000

Maturity Date:	September 15, 2034

Benchmark Treasury:	UST 3.875% due August 15, 2034

Benchmark Treasury Price and Yield:	100-06 / 3.852%

Spread to Benchmark Treasury:	0.72% (plus 72 basis points)

Yield to Maturity:	4.572%

Coupon (Interest Rate):	4.500% per annum

Price to Public (Issue Price):	99.425% of principal amount plus accrued interest, if any, from, and including, the Settlement Date

Net Proceeds to Issuer:	$742,312,500 (before transaction expenses and after underwriting fees)

Interest Payment Dates:	Semi-annually on March 15 and September 15, beginning on March 15, 2025

Optional Redemption:	Prior to June 15, 2034 (three months prior to the maturity date of the Notes) (the “Par Call Date”), the Issuer may redeem the Notes at its option, on at least 10 days’, but no more than 45 days’, prior written notice sent (or otherwise delivered in accordance with the applicable procedures of DTC) to each holder of the Notes to be redeemed, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Issuer may also redeem the Notes, on at least 10 days’, but no more than 45 days’, prior written notice sent (or otherwise delivered in accordance with the applicable procedures of DTC) to each holder of the Notes to be redeemed, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP/ISIN:	87612EBS4 / US87612EBS46

Joint Book-Running Managers:	Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, BofA Securities, Inc., Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC

Senior Co-Managers:	Barclays Capital Inc. and U.S. Bancorp Investments, Inc.

Co-Managers:	Mizuho Securities USA LLC, RBC Capital Markets, LLC, Fifth Third Securities, Inc., HSBC Securities (USA) Inc., Scotia Capital (USA) Inc., SMBC Nikko Securities America, Inc., TD Securities (USA) LLC, Independence Point Securities LLC, Academy Securities, Inc., Blaylock Van, LLC

It is expected that delivery of the Notes will be made against payment therefor on or about September 6, 2024, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the first business day before delivery of the Notes hereunder will be required, by virtue of the fact that the Notes will initially settle in T+3, to specify an alternate settlement cycle at the time of any trade to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes prior to the first business day before the delivery of the Notes should consult their own advisors.
The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at 1-800-503-4611, by calling J.P. Morgan Securities LLC at 1-212-834-4533 and by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.
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